Contact

www.linkedin.com/in/stevegrosscpa (LinkedIn)
www.tcfos.com (Personal)
www.grosscap.com (Company)
www.hlbgrosscollins.com (Portfolio)

Top Skills

Business Strategy
Business Analysis
Business Management

Certifications

CPA
CVA
CGMA
Certified Fraud Examiner (CFE)

Stephen Gross, CPA, CGMA, CVA, CFE,

Managing Partner. Integrity Marketing Group
Atlanta, Georgia, United States

Summary

Assist dynamic growing teams with Strategic Planning, Capital Formation, Refinancing Troubled Assets, Transition of Operational Back Offices to Virtual Cloud Based Platforms. Also serve as an education resource to the Accounting Profession to assist CPA's in becoming more valuable as Trusted Advisers.

Specialties: Real Estate, Partnership structuring and tax, Strategic Planning, Financing and Capital Raise, Family Office Management, Family Planning, Business Plan creation and implementation, CFO services analytical and advisory.

Experience

Integrity Marketing Group LLC
Managing Partner
June 2022 - Present (2 years 5 months)
United States

Legg Mason (Acquired by Franklin Templeton)
Independent Director
January 2021 - Present (3 years 10 months)
New York City Metropolitan Area

Hegemon Holdings LLC
Chief Financial Officer
December 2019 - Present (4 years 11 months)
Alpharetta, Georgia

Trusted CFO Solutions, LLC
Managing Member
December 2011 - Present (12 years 11 months)
Atlanta Metropolitan Area

Assesment, Design and Implementation of Virtual, Cloud based back office systems, virtual CFO services, analytical suppot for dashboarding KPI's to mobile devices, and specialty services to Family Offices, Institutional investors and their PEG partners, and Restaurants/Hospitality/Food and Wine Distributors.

Co-Founder Gross Capital Partners
Partner
January 2015 - Present (9 years 10 months)
400 Interstate North Pkway S310

Provide Financial Services to Equity Sources, including sourcing qualified assets, management teams, project Due Diligence, and Virtual Reporting Platform for Agents and Operating units.

La Chaine des Rotisseurs
12 years 5 months

Argentier Etats-Unis
July 2017 - January 2024 (6 years 7 months)
National

Chambellan Provincial
September 2011 - July 2017 (5 years 11 months)
Southeast

International Food and Wine Society

Legg Mason Partners Equity Funds, member of Franklin Templeton Mutual Fund Family
Member Board Of Directors
February 2019 - January 2021 (2 years)
New York City, NY

Elected February, 2019

Legg Mason
Board Member, Legg Mason Fixed Income Funds, Audit Committe Chair
August 2005 - December 2019 (14 years 5 months)

Board Member, LMPF Fixed Income Funds

Business Builders Team
Chief Executive officer
November 2008 - December 2013 (5 years 2 months)

3330 Cumberland Boulevard, Suite 900, Atlanta, Ga.30339

Virtual Business implementation, including Business platforms, Virtual CFO services, Virtual Back Office implementations, and outsourced back office support. Live Seminars, workshops, webinars, recorded seminars, and distance learning offerings to improve management skills, and accelerate the adoption of technology and planning tools in business.

Gross Reality Show
Broadcaster
2009 - January 2012 (3 years)

Business Radio Show, broadcast at America's Web Radio on Wednesdays 5-6pm, ;subsequently available at www.hlbgrosscollins.com and Itunes for download

HLB Gross Collins, PC
Founder Emeritus
1980 - November 2011 (31 years)
Atlanta, Ga.

Business Appraisals, Litigation support, M&A advice and Strategy, buy/sell side represenntations, Strategic Planning

Radial Wheel, LLC
CEO
2004 - 2010 (6 years)

Manage commercialization of Patented improvement in mileage, rolling resistance, and strength of radial tires.

Chaine des Rotisseurs
Bailli
2004 - 2008 (4 years)

Past Bailli (president) of Atlanta chapter, now Chambellan Provincial of Southeast

Lester Witte & Company
National Director
1970 - 1979 (9 years)

International Accounting Firm

Education

Duke University - The Fuqua School of Business

Bachelor of Arts - BA, Management Sciences and Quantitative Methods · (1966 - 1970)

Georgia State University - J. Mack Robinson College of Business

Graduate major, Accounting · (1970 - 1972)

Northside High School

High School diploma, Math and Science · (1960 - 1965)